            AMEX : REX
                        TSX : VIR
ViRexx Medical Corp.                                                                                                                                                                                         For Immediate Release

VIREXX ANNOUNCES FAILURE TO SECURE AN ALTERNATIVE EQUIVALENT FUNDER TO REPLACE LM FUNDS CORP.

EDMONTON, ALBERTA – September 15, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living announces that it has been unable to secure alternative equivalent financing to replace the funding LM Funds Corp. (“LM”) failed to advance as the Standby Guarantor for the Company’s rights offering.

As a result of LM’s failure to meet its standby commitment related to the Company’s rights offering and the lack of alternative equivalent financing, the following actions have taken place:

•	The following members of the Board have tendered their resignation effective September 14, 2008: Jacques LaPointe, Douglas Gilpin, Yves Cohen and Michael Marcus;
•	Darrell Elliott will remain as Chairman of the Board of Directors and interim Chief Executive Officer;
•	All other officers of the Company, including the Chief Financial Officer, Brent Johnston, CA, have resigned effective September 14, 2008; and
•	All of the employees of the Company have been laid off indefinitely.

Management intends to appoint an operating committee to manage the day-to-day operations of the Company and oversee an orderly restructuring of its assets.

Shareholders who deposited funds for the purchase of common shares under the rights offering will receive a full refund of their subscription funds from the Company through Computershare Investor Services Inc., the Subscription Agent under the rights offering.

About ViRexx Medical Corp.

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com